UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 31 October 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

450 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

MARKET RELEASE

31 October 2016

NOVOGEN LICENSES PHASE II-READY MOLECULE FROM GENENTECH FOR DEVELOPMENT IN GLIOBLASTOMA

•    Licensing of GDC-0084, a small molecule phosphoinositide-3-kinase (PI3K) inhibitor developed by Genentech, is ready to enter a phase II clinical trial in glioblastoma multiforme (GBM)

Sydney, 31st October 2016 – Australian oncology-focused biotechnology company, Novogen Ltd (ASX: NRT; NASDAQ: NVGN) today announced that it has entered into a worldwide licensing agreement with Genentech, a member of the Roche Group, to develop and commercialise GDC-0084, a small molecule inhibitor of the phosphoinositide-3-kinase (PI3K) pathway.

The lead indication for GDC-0084 is glioblastoma multiforme (GBM), which is the most aggressive form of brain cancer, accounting for approximately 15% of primary brain tumours. Median overall survival is considered to be approximately 12 – 15 months from the time of diagnosis.[1]

Therapies targeting the PI3K pathway have been under development by a number of pharmaceutical and biotechnology companies for several years, in various types of cancer. GDC-0084 is distinguished from most molecules in the class by its ability to cross the blood-brain barrier, potentially making it suitable for cancers of the central nervous system.

Genentech has completed a phase I study of GDC-0084 in patients with recurrent GBM, and data was presented at the American Society of Clinical Oncology (ASCO) annual meeting in Chicago, IL in June 2016[2]. The study recruited 47 patients at five centres in the United States and Spain, including UCLA, Dana-Farber Cancer Institute, and Massachusetts General Hospital. In addition, GDC-0084 has an open Investigational New Drug (IND) application with the United States Food and Drug Administration (FDA), and the transaction includes a quantity of pre-manufactured drug substance that is expected to be sufficient to support a proposed phase II clinical trial.

[1]	World Health Organisation. World Cancer Atlas 2014
[2]	PY Wen, T Cloughesy, A Olivero, et al. (2016). Poster Presentation 2012, Annual Meeting of the American Society for Clinical Oncology (Chicago, IL)

Novogen CEO, Dr James Garner, commented, “We are excited that Genentech has entrusted us to take forward this promising investigational medicine in one of the most challenging areas of cancer treatment.

This is a transformative step for Novogen, and the addition of GDC-0084 to our portfolio strengthens our position as an emerging oncology biotech company. Our pipeline is now diversified across three distinct technology platforms, and we anticipate it will provide a rich flow of value-driving milestones as the company progresses.”

He added, “The PI3K inhibitor class is well-validated and is of considerable interest to larger pharmaceutical companies. While a number of development candidates are in clinical trials across a range of cancer types, we believe GDC-0084 is well differentiated and represents an important opportunity to contribute to the treatment of patients with glioblastoma.”

Under the terms of the agreement, Novogen will pay Genentech an upfront payment of US$ 5 million and performance-related consideration linked to regulatory and commercial outcomes. In addition, Genentech will receive royalty payments in-line with industry benchmarks.

Genentech will immediately initiate transfer of the IND for GDC-0084 to Novogen, as well as key manufacturing and analytical processes. Novogen anticipates being able to provide an update to the market in the design, project cost, and timelines of the proposed phase II study early in the new year.

[ENDS]

Media and Investor Relations	Investor Relations (US)
Glen Zurcher E: glen.zurcher@irdepartment.com.au T: +61 420 249 299	Robert Kennedy E: robert.kennedy@novogen.com T: +1 212 519 9832 / +1 646 662 3574

About the GDC-0084 development candidate

GDC-0084 is a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is distinguished from other molecules in the class by its ability to penetrate the blood-brain barrier. The molecule was developed by Genentech, who completed a phase I study in recurrent glioblastoma patients, and was licensed to Novogen in October 2016. A phase II clinical trial is slated to begin in 2017.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of four development candidates, diversified across three distinct technologies, with the potential to yield first-in-class and best-in-class agents across a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. Three further molecules have been developed in-house from two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) to treat ovarian cancer and a range of solid tumours. Cantrixil, the most advanced of these, is slated to enter clinical trials in late 2016, while Anisina and Trilexium are in preclinical development.

For more information, please visit: www.novogen.com